UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of March 2016

001- 37381
(Commission File Number)

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On March 30, 2016, Medigus Ltd.’s Chief Executive Officer, Mr. Chris Rowland, issued a Letter from the CEO addressed to Medigus’ shareholders, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 30, 2016, Medigus Ltd. issued a press release announcing its Fourth Quarter and Fiscal Year 2015 Financial Results, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

	By:	/s/ Gilad Mamlok
Name: Gilad Mamlok
Title: Chief Financial Officer
Date: March 30, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from the CEO, dated March 30, 2016.
99.2	Press release, dated March 30, 2016.